Mail Stop 3561

October 19, 2009

By Facsimile and U.S. Mail

Mr. Theodore Upland
Chief Financial Officer
Design Within Reach, Inc.
225 Bush Street, 20th Floor
San Francisco, California 94104

> **Re: Design Within Reach, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 22, 2009**
> **File No. 000-50807**

Dear Mr. Upland:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please also understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that you disclose the following information in the filing:

   - On May 26, 2009, your board approved the term sheet with Glenhill.

   - On May 29, 2009, the company submitted a letter to Nasdaq requesting approval of a financial viability exception to some of Nasdaq's rules for the proposed transaction with Glenhill.

   - On June 18, 2009, Nasdaq denied your request.

   - On June 25, 2009, you notified Nasdaq of your decision to delist.

- On July 6, 2009, trading of the company's common stock was suspended by Nasdaq.

- On July 20, 2009, pursuant to the securities purchase agreement entered into with Glenhill:

  - Glenhill invested $15 million of additional capital into the company in exchange for a 91.33% ownership stake.

  - Glenhill designated three out of five members of the board.

  - The company filed a Schedule 14f-1.

- As of September 22, 2009, Glenn J. Krevlin (the managing member and control person of Glenhill) beneficially owned 92.8% of your shares, and has served as a member of the board since August 2009.

According to the information in your Form 10-K/A filed on May 4, 2009, Mr. Krevlin beneficially owned 17.2% of your shares as of April 15, 2009. We also note that the company adopted a second amendment to the Rights Plan on February 12, 2009, relating to certain exceptions for Glenhill. Please tell us what consideration you have given to whether the transaction triggers a Schedule 13E-3 filing obligation by the company, your directors, management or others. We may have additional comments upon review of your response.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3725 if you have any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Brian E. Covotta, Esq.
        Via Facsimile